

07004856

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



MAIL
PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49347

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mark Stewart Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18101 Von Karman Avenue, Suite 330
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Stewart (949) 955-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accoutants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/19

OATH OR AFFIRMATION

I, Michael Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mark Stewart Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CA
County of Orange
Subscribed and sworn (or affirmed) to before me this 27 day of February, 2007

Notary Public

Signature

V.P. Trading

Title



CHERRI PHAN
COMM. #1648350
Notary Public - California
Orange County
My Comm. Expires Feb. 28, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH., D.C.
213

Mark Stewart Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2006



BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Mark Stewart Securities, Inc.:

We have audited the accompanying statement of financial condition of Mark Stewart Securities, Inc. (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Stewart Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 1, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Mark Stewart Securities, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 10,950
Deposits at clearing firms	129,911
Receivable from clearing firm	24,260
Marketable securities, at market value	12,068
Furniture, equipment & vehicles, net	33,328
Receivable from officer	18,000
Other assets	1,000
Total assets	$ 229,517

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 5,736
Securities sold, not yet purchased	505
Income tax payable	800
Total liabilities	7,041
Stockholder's equity	
Common stock, no par value, 20,000,000 shares authorized, 2,000,000 shares issued and outstanding	5,555
Additional paid-in capital	100,000
Retained earnings	116,921
Total stockholder's equity	222,476
Total liabilities and stockholder's equity	$ 229,517

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc.
Statement of Operations
For the year ended December 31, 2006

Revenue	
Commissions	$ 210,412
Realized gains (losses)	31,756
Interest income	5,064
Other income	4,804
Total revenue	252,036
Expenses	
Employee compensation & benefits	67,706
Commissions, trading fees and floor brokerage	41,113
Communications	15,637
Occupancy & equipment rental	12,008
Interest expense	105
Taxes, other than income taxes	14,494
Other operating expenses	103,286
Total expenses	254,349
Net income (loss) before income tax provision	(2,313)
Income tax provision	800
Net income (loss)	$ (3,113)

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2005	$ 5,555	$ 100,000	$ 120,034	$ 225,589
Net income (loss)	–	–	(3,113)	(3,113)
Balance at December 31, 2006	$ 5,555	$ 100,000	$ 116,921	$ 222,476

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ (3,113)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 8,264	
(Increase) decrease in:		
Deposits at clearing firms	(3,418)	
Receivable from clearing firm	(16,655)	
Marketable securities, at market value	169,469	
(Decrease) increase		
Accounts payable and accrued expenses	5,736	
Securities sold, not yet purchased	(157,301)	
Total adjustments		6,095
Net cash and cash equivalents provided by (used in) operating activities		2,982
Cash flows from investing activities:		
Expired warrants	825	
Purchase of equipment	(1,837)	
Net cash and cash equivalents provided by (used in) investing activities		(1,012)
Cash flows from financing activities:		
Repayment of receivable from officer	7,500	
Net cash and cash equivalents provided by (used in) financing activities		7,500
Net increase (decrease) in cash and cash equivalents		9,470
Cash and cash equivalents at beginning of year		1,480
Cash and cash equivalents at end of year		$ 10,950

Additional disclosures:

Cash paid during the year for:	
Income taxes	$ 800
Interest	$ 105

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Mark Stewart Securities, Inc. (the "Company"), an S Corporation, was originally incorporated under the name "Trademark Investments, Inc.", on May 15th, 1996, in the state of California. On November 19, 2000, the Company changed its name to Mark Stewart Securities, Inc. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company operates a general securities business, specializing in Orange County stocks, including options, on a fully disclosed basis whereby it does not hold customer funds or securities, and Regulation D offerings on a best efforts basis.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts and cash balances in margin accounts as cash equivalents.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting Principles Generally Accepted in the United States of America (US GAAP) requires securities transactions to be recorded on a trade date basis. There is no material difference between trade date and settlement date accounting.

Marketable securities are valued at market value. Mark-to-market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first-in, first-out basis; however, certain securities are inventoried on a specific identification basis.

Mark Stewart Securities, Inc.
Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture, equipment & vehicles are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, equipment & vehicles are depreciated over their estimated useful lives of five (5) to seven (7) years by the straight-line method.

The Company, with the consent of its stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to a S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has deposited $25,000 with Wedbush Morgan Securities and $100,000 with North American Clearing as security for its transactions with them. Interest is paid monthly on the deposits at the average overnight repurchase agreement rates. The balances at December 31, 2006, include interest earned for deposit totals of $23,813 and $106,098, respectively.

Note 3: FURNITURE, EQUIPMENT AND VEHICLES, NET

The furniture, equipment & vehicles are recorded at cost.

		Depreciable Life Years
Furniture & equipment	$ 31,207	5-7
Vehicles	23,805	5
	55,012	
Less: accumulated depreciation	(21,684)	
Furniture, equipment and vehicles, net	$ 33,328	

Depreciation expense for the year ended December 31, 2006 was $8,264.

Note 4: RECEIVABLE FROM OFFICER

The amount due from officer is unsecured, non-interest bearing and due on demand. The officer is also the sole shareholder.

Note 5: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 12,008

Note 6: PAYABLE TO CLEARING ORGANIZATION

The Company buys securities in its proprietary accounts at the clearing firm on margin. The interest on the margin account varies. The Company had a credit at year end in its margin account of $3,148, which is included in cash and cash equivalents.

Note 7: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision of $800 represents the California state minimum tax . Similar to the Federal Rules, the net income passes through to the stockholders so that both federal and state taxes are primarily paid on the individual level.

Note 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Mark Stewart Securities, Inc.
Notes to Financial Statements
December 31, 2006

Note 10: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $168,338, which was $68,338 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($6,536) to net capital was 0.04 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $5,296 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 173,634
Adjustments:		
Retained earnings	$ (14,385)	
Non-allowable assets	9,089	
Total adjustments		(5,296)
Net capital per audited statements		$ 168,338

Mark Stewart Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Stockholder's equity		
Common stock	$ 5,555	
Additional paid-in capital	100,000	
Retained earnings	116,921	
Total stockholder's equity		$ 222,476
Less: Non-allowable assets		
Furniture and equipment, net	(33,328)	
Receivable from officer	(18,000)	
Other assets	(1,000)	
Total adjustments		(52,328)
Net capital before haircuts		170,148
Less: Haircuts		
Haircuts on securities	(1,810)	
Total adjustments to net capital		(1,810)
Net capital		168,338
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 436	
$1,000 per market less than $5 (38)	$ 38,000	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 68,338
Ratio of aggregate indebtedness to net capital	0.04:1	

There was a $5,296 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 11.

See independent auditor's report.

Mark Stewart Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirement is not applicable to Mark Stewart Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Mark Stewart Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to Mark Stewart Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Mark Stewart Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Mark Stewart Securities, Inc.:

In planning and performing our audit of the financial statements of Mark Stewart Securities, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 1, 2007

END